UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated August 8, 2024, announcing the liquidation of Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş.

Istanbul, August 8, 2024

Announcement Regarding the Liquidation of Ultia

Our Company's Board of Directors has resolved to,

•	initiate the necessary procedures for the liquidation of Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş. (“Ultia”) as the growth potential of the sector in which it operates has been limited recently,
•	transfer all kinds of assets, including intellectual property rights, belonging to Ultia to Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. through the valuation to be made by a valuation company licensed by the Capital Markets Board.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 8, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 8, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer